UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 301 - 700 West Pender Street, Vancouver, BC V6C 1G8, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Exeter Resource Corporation (the “Company”)

1260 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2.	Date of Material Change

July 26, 2006

Item 3.	News Release

The Press Release dated July 26, 2006 was disseminated via Canada Stockwatch, CCN Mathews, and Market News and forwarded to the TSX Venture Exchange.

A copy of the Press Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company reported that initial drilling on the Verde Property in Argentina has defined silver mineralization in six epithermal veins and in a broad zone of quartz stockwork mineralization.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Yale Simpson, Chairman

604.688.9592

Item 9.	Date of Report

Dated at Vancouver, BC, this 26 day of July 2006.

SCHEDULE “A”

For Immediate Release: July 26, 2006

INITIAL DRILLING DISCOVERS MULTIPLE TARGETS

ON VERDE SILVER PROPERTY, ARGENTINA

Vancouver, B. C., July 26, 2006 – Exeter Resource Corporation (TSX-V: XRC, Frankfurt: EXB) reports that initial drilling on the Verde Silver Property in Argentina has identified silver mineralization in six epithermal veins and in a broad zone of quartz stockwork mineralization. A total of 2,044 metres of reverse circulation drilling was completed in 42 holes. The Verde property forms part of Exeter’s strategic agreement with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary.

Drill hole VRC-21 in the North Vein Zone provided the best intersection, intersecting silver mineralization over the entire 52 metre length of the hole at a grade of 67 grams per tonne (“g/t”) silver and 0.075 g/t gold. The last metre of the drill hole returned 75 g/t silver and 0.076 g/t gold within felsic volcanics. The best individual vein intercept in the North Vein Zone was from another drill hole, VRC-40, that intersected 4 metres at 219 g/t silver.

In the South Vein Zone, located 2 kilometres south of the North Vein Zone, six veins were drilled. The best two veins returned 2 metres grading 310 g/t silver and 7 metres grading 97 g/t silver, respectively.

The drilling program was preceded by geological mapping, rock chip sampling and detailed ground magnetic surveying. The North Vein Zone comprises a 600 metre long vein and a less well exposed quartz stockwork zone, within a rhyolite flow dome. The South Vein Zone consists of 6 outcropping silver-bearing quartz veins within a one kilometre wide target area. Individual veins trend northerly and can be traced over strike lengths up to 700 metres. The mineralization observed is of the low sulphidation epithermal silver type, similar to Coeur d’Alene Mining’s Martha silver mine located 130 kilometres to the southeast of Verde.

Additional drilling on the Verde property will further test the quartz stockwork area within the North Vein Zone. It will be preceded by trenching and a detailed ground magnetic survey to define additional structures and strike extensions to known mineralization. A portion of the drilling program will specifically test the silver-mineralized contact between the rhyolite flow dome and felsic volcanics.

Detailed Drilling Results

Significant drill intercepts in the North Vein Zone, calculated using a silver equivalent cut off of 30 g/t, are as follows:

North Vein Zone Significant Drill Intercepts

Drill Hole N°	From	To	Length	Silver	Gold
	(metres)	(metres)	(metres)	(g/t)	(g/t)
VRC-17	23	24	1	170	0.22
VRC-18	5	20	15	40	0.08

VRC-19	2	7	5	40	0.02
	13	14	1	168	0.6
	17	18	1	166	0.1
VRC-21	3	9	6	153	0.12
	14	20	6	200	0.16
	31	35	4	147	0.14
	43	47	4	39	0.14
	49	52	3	57	0.17
VRC-23	32	38	6	44	0.1
VRC-27	15	18	3	110	0.03
	22	24	2	95	0.6
VRC-40	61	65	4	219	0.2
VRC-41	64	67	3	54	0.08
	70	79	9	48	0.18
	86	89	3	58	0.12
VRC-42	9	12	3	80	0.02
	40	48	8	35	0.05
	65	72	7	83	0.04

Significant drill intercepts in the South Vein Zone, calculated using a silver equivalent cut off of 30 g/t, are as follows:

South Vein Zone Significant Drill Intercepts

Drill Hole N°	From	To	Length	Silver	Gold
	(metres)	(metres)	(metres)	(g/t)	(g/t)
VRC-01	17	21	4	69	0.11
VRC-02	20	24	4	81	0.44
VRC-03	19	29	10	41	0.52
VRC-04	20	27	7	97	0.37
VRC-05	0	1	1	97	0.5
	15	16	1	111	1.11
	20	22	2	45	0.45
VRC-06	18	22	4	89	0.27
VRC-08	41	43	2	310	0.65
VRC-31	68	71	3	70	0.33
VRC-32	0	2	2	76	0.76
VRC-33	38	46	8	94	0.12

Notes: 1: Intercepts are drill intercepts and not necessarily the geological true width.

2: The drilling method was reverse circulation percussion drilling. All holes were dry.
3: To convert 1 g/t to troy ounces/ton the number is multiplied by 0.03.

Drill hole locations may be viewed in the attached link: http://www.exeterresource.com/images/gallery/plans/plans14.pdf

Quality Control and Assurance

Glen Van Kerkvoort, Exeter’s Chief Geologist, is a “qualified person” within the definition of that term in National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, with responsibility for the company’s exploration activities on the Verde property and the contents of this news release.

About Exeter

Exeter is a technically-advanced, Canadian gold exploration company, focused on the discovery and development of epithermal gold-silver properties in Argentina and Chile. The current, four-rig, drilling program at its advanced La Cabeza gold project is a key component of project development activities that include engineering, metallurgical, hydrological, and environmental studies.

In the prospective, Patagonia region of Argentina, Exeter has a strategic agreement with Cerro Vanguardia S.A, an AngloGold Ashanti subsidiary. The agreement provides Exeter with an option over 12 epithermal gold-silver properties in Santa Cruz, Rio Negro and Chubut provinces. Drilling results are awaited on the Cerro Puntudo and Cerro Moro epithermal gold-silver properties.

In Chile, Exeter is prospecting some 48 gold-silver and copper targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

In the Maricunga district of Chile, Exeter has a strategic agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. on the Caspiche epithermal gold property.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President

For further information, please contact:

Bryce Roxburgh, President or Rob Grey, Investor Relations	Suite 1260, 999 West Hastings Street
Tel: 604.688.9592	Fax: 604.688.9532	Vancouver, B.C. Canada V6C 2W2
Toll-free: 1-888-688-9592		exeter@exeterresource.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)
Date July 26, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director